Exhibit 99.1

Gauzy Ltd. Announces Receipt of Nasdaq Notice Regarding Delayed Filing of Annual Report on Form 20-F

No Immediate Impact on Nasdaq Listing or Trading; Company Intends to Submit Compliance Plan Within Prescribed Period

TEL AVIV, Israel – May 26, 2026 – Gauzy Ltd. (NASDAQ: GAUZ) (“Gauzy” or the “Company”), a global leader in vision and light control technologies, today announced that on May 19, 2026, it received a letter from the Listing Qualifications Department of The Nasdaq Stock Market LLC (“Nasdaq”) notifying the Company that it is not in compliance with Nasdaq Listing Rule 5250(c)(1) as a result of the Company’s delay in filing its Annual Report on Form 20-F for the fiscal year ended December 31, 2025 (the “2025 Form 20-F”) with the U.S. Securities and Exchange Commission (“SEC”). The Letter is in addition to the previously disclosed letter regarding the Company’s non-compliance with Nasdaq’s continued listing standards related the Company’s non-compliance with the minimum bid price requirement set forth under Nasdaq Listing Rule 5450(a)(1).

The notice has no immediate effect on the listing or trading of the Company’s ordinary shares, which will continue to trade on Nasdaq under the ticker symbol “GAUZ.” However, the Company will be included in Nasdaq’s public list of non-compliant companies, and a non-compliance indicator will be broadcast over Nasdaq’s market data dissemination network.

Under Nasdaq’s listing rules, the Company has 60 calendar days from the date of the notice, or until July 20, 2026, to submit a plan to regain compliance. If Nasdaq accepts the Company’s plan, Nasdaq may grant an exception of up to 180 calendar days from the original due date of the 2025 Form 20-F, or until November 11, 2026, for the Company to regain compliance. If Nasdaq does not accept the Company’s plan, the Company will have the opportunity to appeal that decision to a Hearing Panel under Nasdaq Listing Rule 5815(a). If the Company fails to timely regain compliance with Nasdaq’s listing rules, the securities of the Company will be subject to delisting on Nasdaq.

The Company is actively working to complete and file the 2025 Form 20-F as soon as practicable and intends to submit its compliance plan within the prescribed timeframe. The notice does not affect the Company’s business operations or strategic initiatives. However, there can be no assurance that the Company will be able to file the Form 20-F within any applicable cure period.

About Gauzy

Gauzy Ltd. is a fully-integrated light and vision control company, focused on the research, development, manufacturing, and marketing of vision and light control technologies that are developed to support safe, sustainable, comfortable, and agile user experiences across various industries. Headquartered in Tel Aviv, Israel, the company has additional subsidiaries and entities based in Germany, France, the United States, Canada, China, Singapore, and the United Arab Emirates. Gauzy serves leading brands across aeronautics, automotive, and architecture in over 60 countries through direct fulfillment and a certified and trained distribution channel.

Cautionary Statement Regarding Forward-Looking Statements

This press release contains forward-looking statements. Forward-looking statements contained in this press release include, but are not limited to, statements regarding Gauzy’s strategic and business plans, technology, relationships, objectives and expectations for its business, growth, the impact of trends on and interest in its business, intellectual property, products and its future results, operations and financial performance and condition and may be identified by the use of words such as “may,” “seek,” “will,” “consider,” “likely,” “assume,” “estimate,” “expect,” “anticipate,” “intend,” “believe,” “do not believe,” “aim,” “predict,” “plan,” “project,” “continue,” “potential,” “guidance,” “objective,” “outlook,” “trends,” “future,” “could,” “would,” “should,” “target,” “on track” or their negatives or variations, and similar terminology and words of similar import, generally involve future or forward-looking statements. All statements other than statements of historical fact are forward-looking statements. Forward-looking statements reflect Gauzy’s current views, plans, or expectations with respect to future events and financial performance. They are inherently subject to significant business, economic, competitive, and other risks, uncertainties, and contingencies. Forward-looking statements are based on Gauzy’s current expectations and are subject to inherent uncertainties, risks and assumptions that are difficult to predict including, without limitation, the following: Gauzy’s ability to meet stock exchange continued listing standards and remain listed on Nasdaq; statements regarding the French court-supervised reorganization proceedings (redressement judiciaire), the call for public tenders and related process, and the timing and potential outcomes of that process; Gauzy’s ability to secure funding in order to maintain and support its operations; the outcome of the insolvency proceedings commenced in France and the overall impact they may have on the Company’s operations and financial condition; Gauzy invests significant effort and capital seeking validation of its light and vision control products with OEMs and Tier 1 suppliers, mainly in the aeronautics and automobile markets, and there can be no assurance that it will win production models, which could adversely affect its future business, results of operations and financial condition; failure to make competitive technological advances will put Gauzy at a disadvantage and may lead to a negative operational and financial outcome; Gauzy being an early growth-stage company with a history of losses and its anticipation that it expects to continue to incur significant losses for the foreseeable future; its operating results and financial condition have fluctuated in the past and may fluctuate in the future; it is exposed to high repair and replacement costs; it may not be able to accurately estimate the future supply and demand for its light and vision control products, which could result in a variety of inefficiencies in its business and hinder its ability to generate revenue; if it fails to accurately predict its manufacturing requirements, it could incur additional costs or experience delays; the estimates and forecasts of market opportunity and market growth it provides may prove to be inaccurate, and it cannot assure that its business will grow at similar rates, or at all; it may be unable to adequately control the capital expenditures and costs associated with its business and operations; it may need to raise additional capital before it can expect to become profitable from sales of its light and vision control products, which such additional capital may not be available on acceptable terms, or at all, and failure to obtain this necessary capital when needed may force it to delay, limit or terminate its product development efforts or other operations; shortages in supply, price increases or deviations in the quality of the raw materials used to manufacture its products could adversely affect its sales and operating results; its business, financial condition and results of operations could be adversely affected by disruptions in the global economy caused by the ongoing conflict between Russia and Ukraine; it is subject to, and must remain in compliance with, numerous laws and governmental regulations across various countries concerning the manufacturing, use, distribution and sale of its light and vision control products, and some of its customers also require that it complies with other unique requirements relating to these matters; if it is unable to obtain, maintain and protect effective intellectual property rights for its products throughout the world, it may not be able to compete effectively in the markets in which it operates; the market price of its ordinary shares may be volatile or may decline steeply or suddenly regardless of its operating performance, and it may not be able to meet investor or analyst expectations; its indebtedness could adversely affect its ability to raise additional capital to fund operations, limit its ability to react to changes in the economy or its industry and prevent it from meeting its financial obligations; it has limited operating experience as a publicly traded company in the United States; conditions in Israel could materially and adversely affect its business; and any other risks and uncertainties, including, but not limited to, the risks and uncertainties in the Company’s reports filed from time to time with the SEC, including, but not limited to, the risks detailed in the Company’s Annual Report on Form 20-F filed with the SEC on March 11, 2025. Further, certain forward-looking statements are based on assumptions as to future events that may not prove to be accurate. The inclusion of forward-looking statements in this or any other communication should not be considered as a representation by Gauzy or any other person that current plans or expectations will be achieved. Forward-looking statements speak only as of the date on which they are made, and Gauzy undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future developments, or otherwise, except as otherwise required by law.

Contacts

Media:

Amanda Yevdaev, EVP Marketing

Gauzy Ltd.

PR@gauzy.com